[FHLBank Atlanta Logo]

April 27, 2020

Via EDGAR

Ms. Michelle Miller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:     Federal Home Loan Bank of Atlanta
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 5, 2020
File No. 000-51845

Dear Ms. Miller:

Below is the response to the letter dated April 14, 2020 regarding the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K for the year ended December 31, 2019 of the Federal Home Loan Bank of Atlanta (the “Bank”). To assist you in reviewing our response, we preceded our response with a copy of the comment (in bold type) included in your letter.

Form 10-K for the Year Ended December 31, 2019

Notes to Financial Statements

Note 22 - Subsequent Events, page 115

1.
We note your disclosure that subsequent to December 31, 2019, the Bank made the decision to sell, and on January 14, 2020, the Bank executed a sale of all of its private-label MBS. It appears that a portion of this portfolio was classified as held-to-maturity prior to sale. Please tell us the circumstances leading to the decision to sell these securities, including your consideration of the guidance in ASC 320-10-25-6(a) through (f).

Response:

As noted in the Staff’s comment, on January 14, 2020, the Bank sold its private-label, mortgage-backed securities portfolio, which included held-to-maturity securities with a par value of $192 million. As of the date of the sale, the Bank had collected at least 85 percent of the principal outstanding for each of the held-to-maturity securities. ASC 320-10-25-14 and 15 allows for sales after a substantial portion, defined as at least 85 percent, of principal is collected.

Because the Bank collected at least 85 percent of the principal outstanding at acquisition for each of these held-to-maturity securities, these sales are considered equivalent to holding the securities to maturity. Accordingly, the Bank did not perform additional analysis of the considerations outlined in ASC 320-10-25-6(a) through (f).

1475 Peachtree Street N.E. | Atlanta, GA 30309 | www.fhlbatl.com | 800.536.9650

Below is the draft disclosure related to the sale of these held-to-maturity securities that the Bank expects to include in its first quarter 2020 Form 10-Q:

During the three months ended March 31, 2020, for strategic, economic and operational reasons, the Bank sold all of its held-to-maturity private-label, mortgage-backed securities. The amortized cost of the held-to-maturity private-label, mortgage-backed securities sold was $192 million. Proceeds from the sale totaled $195 million, which resulted in a net realized gain of $3 million. For each of the held-to-maturity securities which were sold, the Bank had previously collected at least 85 percent of the principal outstanding at the time of acquisition due to prepayments or scheduled prepayments over the term of the security. As such, the sales were considered maturities for purposes of security classification.

The Bank acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, actions, or absence of action by the Commission Staff.

Please feel free to contact me with any additional questions or comments you may have at hkazazian@fhlbatl.com or 404.888.8282.

Sincerely,

/s/ Haig H. Kazazian III
Haig H. Kazazian III
Senior Vice President and
Chief Financial Officer

1475 Peachtree Street N.E. | Atlanta, GA 30309 | www.fhlbatl.com | 800.536.9650              2